    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25, 2003

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM T-3
                 FOR APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                               -------------------

                             NEENAH FOUNDRY COMPANY
                                (Name of Company)

                        2121 BROOKS AVENUE, P.O. BOX 729
                             NEENAH, WISCONSIN 54957
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

              TITLE OF CLASS                                     AMOUNT
   --------------------------------------                  ------------------
   13% Senior Subordinated Notes due 2013                  Up to $100,000,000

                               -------------------

 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable following the qualification of the indentures covered hereby under the Trust Indenture Act of 1939, as amended.

                               -------------------

                                 GARY W. LACHEY
    VICE PRESIDENT-FINANCE, CHIEF FINANCIAL OFFICER, TREASURER AND SECRETARY
                        2121 BROOKS AVENUE, P.O. BOX 729
                             NEENAH, WISCONSIN 54957
                                 (920) 725-7000
                     (Name and address of agent for service)

                                 With a copy to:

                              JOSHUA N. KORFF, ESQ.
                                KIRKLAND & ELLIS
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 446-4800

         The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment; or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

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

                                     GENERAL

1.       GENERAL INFORMATION

         (a)      Neenah Foundry Company (the "Company") is a corporation.

         (b) The Company was organized under the laws of the State of Wisconsin.

2.       SECURITIES ACT EXEMPTION APPLICABLE

         As described in that certain disclosure statement (the "Disclosure Statement") with respect to the prepackaged plan of reorganization of the Company and certain of its affiliates (the "Plan"), filed with the United States Bankruptcy Court of the District of Delaware (the "Bankruptcy Court") and dated as of July 1, 2003, a copy of which is filed as Exhibit T3E(1) to this Form T-3, the Company will issue up to $100,000,000 of 13% Senior Subordinated Notes due 2013 (the "New Subordinated Notes") under an indenture to be qualified hereby (the "New Subordinated Notes Indenture") to certain holders of the Company's existing 11 1/8% series A, B, D and F Senior Subordinated Notes due 2007 (the "Existing Subordinated Notes") who will receive their pro rata share of the New Subordinated Notes, in addition to cash, new common stock of ACP Holding Company ("New ACP Common Stock") and Rights to purchase new senior secured notes of the Company (pursuant to a separately filed Form T-3) and warrants to acquire New ACP Common Stock, in exchange for their Existing Subordinated Notes pursuant to the Plan.

         In the event that the Plan is confirmed by the Bankruptcy Court and declared effective and the New Subordinated Notes are exchanged for Existing Subordinated Notes pursuant to the Plan, the issuance of the New Subordinated Notes would be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemption provided by Section 1145(a)(1) of Title 11 of the United States Bankruptcy Code. To the extent that the solicitation of acceptances of the Plan constitutes an offer of new securities not exempt from registration under Section 1145 (a)(1), the Company will also rely on Section 3(a)(9) of the Securities Act and Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

                                  AFFILIATIONS

3.       AFFILIATES

         (a) ACP Holding Company, a Delaware corporation ("ACP"), owns 100% of the stock of NFC Castings, Inc., a Delaware corporation ("NFC"). NFC in turn owns 100% of the stock of the Company. Citicorp Venture Capital, Ltd. owns 62.68% of ACP's voting securities. Of the remaining 37.14% of ACP's voting securities, Metropolitan Life Insurance Co. holds 7.28%, with the remainder held by members of management, certain individuals and entities affiliated with Citicorp Venture Capital Ltd., and certain individuals affiliated with Metropolitan Life Insurance Co. The Company expects that upon consummation of the Plan, Citicorp Mezzanine III, L.P., MacKay Shields LLC and Trust Company of the West, and their affiliates, may each own in excess of 10% of ACP's voting securities on a fully diluted basis.

         The Company owns, directly or indirectly, 100% of the stock of each of the following entities:

                  Advanced Cast Products, Inc.
                  Belcher Corporation
                  Peerless Corporation
                  Cast Alloys, Inc.
                  Dalton Corporation
                  Dalton Corporation, Warsaw Manufacturing Facility Dalton Corporation, Kendallville Manufacturing Facility Dalton Corporation, Stryker Machining Facility
                  Dalton Corporation, Ashland Manufacturing Facility Deeter Foundry, Inc.
                  Gregg Industries, Inc.
                  Mercer Forge Corporation
                  A&M Specialties, Inc.
                  Neenah Transport, Inc.

         We expect all of these entities to exist upon consummation of the Plan.

         (b) Certain directors and executive officers of the Company may be deemed to be "affiliates" of the Company by virtue of their positions with the Company. See Item 4, "Directors and Executive Officers."

                             MANAGEMENT AND CONTROL

4.       DIRECTORS AND EXECUTIVE OFFICERS

         (a) The following table lists the name of each executive officer of the Company and the office or offices held by each such person. The address of each person listed below is c/o Neenah Foundry Company, 2121 Brooks Avenue, P.O. Box 729 Neenah, Wisconsin 54957.

                               EXECUTIVE OFFICERS

      NAME                                             POSITION
      ----                                             --------
William M. Barrett     President and Chief Executive Officer
Gary W. LaChey         Vice President - Finance, Chief Financial Officer, Treasurer and Secretary
Phillip Zehner         Vice President, Assistant Secretary and Assistant Treasurer
John Andrews           Vice President - Manufacturing
Joe Harvey             Vice President - Corporate Procurement
Frank Headington       Vice President - Marketing/Technology
Tim Koller             Vice President - Construction Product Sales
Bill Martin            Vice President - International Development
Dennis O'Brien         Vice President - Human Resources

         (b) The following table lists the members of the board of directors of the Company. The address of each person listed below is c/o Neenah Foundry Company, 2121 Brooks Avenue, P.O. Box 729, Neenah, Wisconsin 54957.

         NAME
William M. Barrett
Gary W. LaChey
Robert Kosian
Michael J. Farrell

5.       PRINCIPAL OWNERS OF VOTING SECURITIES.

         (a) NFC owns all of the Company's voting securities. ACP owns all of NFC's voting securities. The following table sets forth certain information regarding each person known by the Company to beneficially own 10% or more of ACP's voting securities as of August 1, 2003.

     NAME AND MAILING                   TITLE OF CLASS               AMOUNT      PERCENTAGE OF VOTING
         ADDRESS                             OWNED                    OWNED        SECURITIES OWNED
     ----------------                   --------------               ------      --------------------
Citicorp Venture Capital, Ltd.        Class A Common Stock          68,850.00           62.86%
399 Park Avenue                       Class B Common Stock*         653,939.77           N/A
New York, New York 10043

-----------------------
*        Class B Common Stock is convertible at any time into the same number of shares of Class A Common Stock.

**       Of the remaining 37.14% of ACP's voting securities, Metropolitan Life Insurance Co. holds 7.28%, with the remainder held by members of management, certain individuals and entities affiliated with
         Citicorp Venture Capital, Ltd., and certain individuals affiliated with Metropolitan Life Insurance
         Co.

         (b) The Company expects that upon consummation of the Plan, Citigroup Mezzanine III, L.P., 399 Park Avenue, New York, New York 10043, MacKay Shields LLC, 9 West 57th Street, New York, New York 10153, and Trust Company of the West, 11100 Santa Monica Blvd. Ste. 2000, Los Angeles, California 90025, and their affiliates, may each own in excess of 10% of ACP's voting securities on a fully diluted basis.

                                  UNDERWRITERS

6.       UNDERWRITERS.

         (a) Within the three years prior to the date of filing this application, no person acted as underwriter of any securities of the Company which were outstanding as of the date of this application.

         (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the New Subordinated Notes Indenture.

                               CAPITAL SECURITIES

7.       CAPITALIZATION.

         (a) The following table sets forth, as of August 1, 2003, certain information with respect to each authorized class of securities of the Company and the equity securities of ACP (as indicated):

                  TITLE OF CLASS                              AMOUNT AUTHORIZED                AMOUNT OUTSTANDING
                  --------------                              -----------------                ------------------
Class A Common Stock, par value $100                               1,000 shares                      1,000 shares
Class B Common Stock, par value $100                              10,000 shares                          0 shares
Preferred Stock, par value $100                                    3,000 shares                          0 shares
Class A Common Stock, par value $.01 per share**               2,000,000 shares                 220,156.73 shares
Class B Common Stock, par value $.01 per share**               1,500,000 shares                 929,661.15 shares
Series A Preferred Stock, par value $.01 per share**             150,000 shares                  41,253.46 shares
Series B Preferred Stock, par value $.01 per share**              25,000 shares                   3,599.82 shares
Series C Preferred Stock, par value $.01 per share**              25,000 shares                   3,599.82 shares
Series D Preferred Stock, par value $.01 per share**              25,000 shares                   3,783.25 shares
14% senior secured paid-in-kind note                                 n/a                        $9,900,000
11 1/8% series A senior subordinated notes due 2007         $150,000,000*                         $800,000
11 1/8% series B senior subordinated notes due 2007         $150,000,000*                     $149,200,000
11 1/8% series D senior subordinated notes due 2007          $45,000,000                       $45,000,000
11 1/8% series F senior subordinated notes due 2007          $87,000,000                       $87,000,000

----------------
*        This represents the aggregate amount authorized under the series A and series B senior subordinated notes.

**       ACP stock.

         (b) The Class A Common Stock of the Company is the only class of voting securities of the Company. Each share of Class A Common Stock of the Company is entitled to one vote. The Class A Common Stock of ACP is the only class of voting securities of ACP. Each share of Class A Common Stock of ACP is entitled to one vote. The Class B Common Stock of ACP is convertible at any time into the same number of shares of Class A Common Stock of ACP.

                              INDENTURE SECURITIES

8.       ANALYSIS OF INDENTURE PROVISIONS.

         The New Subordinated Notes will be subject to the New Subordinated Notes Indenture between the Company and The Bank of New York, as trustee (the "Trustee"). The following is a general description of certain provisions of the New Subordinated Notes Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the New Subordinated Notes Indenture.

         (a)      Events of Default; Withholding of Notice of Default.

         The occurrence of any of the following events will constitute an Event of Default under the New Subordinated Notes Indenture: (i) failure to pay any interest on any of the New Subordinated Notes when due, continued for 30 days (whether or not prohibited by the provisions of the New Subordinated Notes Indenture); (ii) failure to pay the principal of, or premium, if any, on the New Subordinated Notes when due (whether or not prohibited by the provisions of the New Subordinated Notes Indenture); (iii) failure by the Company to comply with certain covenants regarding mergers or sales of assets; (iv) failure by the Company or any Restricted Subsidiary to perform any other covenant or agreement under the New Subordinated Notes Indenture or in the New Subordinated Notes, continued for 30 days after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of the outstanding New Subordinated Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the New Subordinated Notes Indenture, which default
(a) is caused by a failure to pay principal of such Indebtedness when due and prior to the expiration of the grace period provided in such Indebtedness (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated aggregates $5.0 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, stayed, bonded or discharged for a period of 60 days; (vii) the rendering of a decree, judgment or order by a court of competent jurisdiction against the Company or any of its Restricted Subsidiaries under any bankruptcy or similar law which remains undischarged or unstayed for a period of 60 days; (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries; or
(ix) other than as provided in any Subsidiary Guaranty, any Subsidiary Guaranty ceases for any reason to be in full force and effect, or any Subsidiary Guarantor, denies or disaffirms its obligations under its Subsidiary Guaranty.

         If an Event of Default occurs and is continuing (other than an Event of Default described in clauses (vii) or (viii) of the preceding paragraph), the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding New Subordinated Notes, by a notice in writing to the Company, may declare the unpaid principal of, and accrued and unpaid interest on, and other Obligations under, such New Subordinated Notes to be due and payable immediately. Notwithstanding the foregoing, if an Event of Default related to the Company and described in clauses (vii) or (viii) of the preceding paragraph occurs, the unpaid principal of, and accrued and unpaid interest on, and other Obligations under all outstanding New Subordinated Notes will become immediately due and payable without further action or notice. Any such declaration with respect to the New Subordinated Notes may be annulled by the Holders of a majority in aggregate principal amount of the outstanding New Subordinated Notes upon the conditions provided in the New Subordinated Notes Indenture.

         Holders of the New Subordinated Notes may not enforce the New Subordinated Notes Indenture or the New Subordinated Notes except as provided in the New Subordinated Notes Indenture. Subject to certain limitations, Holders of a majority in principal amount of the outstanding New Subordinated Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the New Subordinated Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest), if it determines that withholding notice is in their interest.

         (b) Authentication and Delivery of New Subordinated Notes; Application of Proceeds.

         The New Subordinated Notes may be executed on behalf of the Company by any of the following Officers of the Company: the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Treasurer, the Controller, or the Secretary of the Company. The signature of these Officers on the New Subordinated Notes may be by facsimile or manual signature in the name and on behalf of the Company. A New Subordinated Note shall not be valid until the Trustee or authenticating agent manually signs the certificate of authentication on the New Subordinated Note. The signature shall be conclusive evidence that the New Subordinated Note has been authenticated under the New Subordinated Notes Indenture.

         The Trustee shall, upon a written order of the Company signed by two Officers, authenticate the New Subordinated Notes for original issue. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate the New Subordinated Notes. Unless otherwise provided in the appointment an authenticating agent may authenticate the New Subordinated Notes whenever the Trustee may do so.

         Because the New Subordinated Notes are being issued to holders of the Existing Subordinated Notes, there will be no proceeds from the issuance of the New Subordinated Notes.
                                       5

         (c)      Release of Collateral.

         The New Subordinated Notes will be senior subordinated, unsecured obligations of the Company.

         (d)      Satisfaction and Discharge.

         When (a)(i) the Company delivers to the Trustee all outstanding New Subordinated Notes for cancellation or (ii) all outstanding New Subordinated Notes have become due and payable, whether at maturity or on a specified redemption date as a result of the mailing of a notice of redemption pursuant to
Article III of the New Subordinated Notes Indenture, (b) the Company irrevocably deposits with the Trustee money sufficient to pay at maturity or upon redemption all outstanding New Subordinated Notes, including interest and premium thereon to maturity or such redemption date, and if in either case the Company pays all other sums payable under the New Subordinated Notes Indenture by the Company, and (c) if the New Subordinated Notes have been called for redemption and the redemption date has not occurred, the Company delivers to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding New Subordinated Notes will not recognize income, gain or loss for federal income tax purposes as a result of such actions and will be subject to federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such actions had not occurred, then the New Subordinated Notes Indenture shall cease to be of further effect except for (i) the provisions set forth in Article II, Section 4.7, 7.7 and 8.6 of the New Subordinated Notes Indenture and (ii) if the New Subordinated Notes have been called for redemption and the redemption date has not occurred, the Company's obligation to pay the redemption price on such redemption date. The Trustee shall acknowledge satisfaction and discharge of the New Subordinated Notes Indenture on demand of the Company accompanied by an Officer's Certificate and an Opinion of Counsel and at the cost and expense of the Company.

         (e)      Evidence of Compliance with Conditions and Covenants.

         The Company will deliver to the Trustee within 120 days after the end of its fiscal year an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during such fiscal year has been made with a view to determining whether a Default or Event of Default has occurred and whether or not the signers know of any Default or Event of Default that occurred during such period. If they do know of a Default or Event of Default, the certificate will describe the Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

9.       OTHER OBLIGORS.

         Each of the wholly-owned direct or indirect subsidiaries set forth below are likely to be guarantors of the New Subordinated Notes. The address for each such subsidiary is c/o Neenah Foundry Company, 2121 Brooks Avenue, P.O. Box 729 Neenah, Wisconsin 54957.

                  Advanced Cast Products, Inc.
                  Dalton Corporation
                  Dalton Corporation, Warsaw Manufacturing Facility Dalton Corporation, Stryker Machining Facility
                  Deeter Foundry, Inc.
                  Gregg Industries, Inc.
                  Mercer Forge Corporation
                  A&M Specialties, Inc.
                  Neenah Transport, Inc.

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

         (a)      Pages numbered 1 to 9, consecutively.

         (b) The statement of eligibility and qualification on Form T-1 of The Bank of New York, as Trustee under the Indentures to be qualified.

         (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:

Exhibit T3A       Restated Articles of Incorporation of Neenah Foundry Company
                  (incorporated by reference to Neenah Foundry Company's Form
                  S-4 (Registration No. 333-28751) which became effective August
                  29, 1997)

Exhibit T3B       By-laws of Neenah Foundry Company (incorporated by reference to Neenah Foundry Company's Form S-4 (Registration
                  No. 333-28751) which became effective August 29, 1997)

Exhibit T3C**     Form of Indenture governing the New Subordinated Notes

Exhibit T3D       Not applicable

Exhibit T3E-1*    Disclosure Statement for Pre-Petition Solicitation of Votes
                  With Respect to the Prepackaged Joint Plan of Reorganization of ACP Holding Company, NFC Castings, Inc. and Neenah Foundry
                  Company

Exhibit T3E-2*    Prepackaged Joint Plan of Reorganization of ACP Holding
                  Company, NFC Castings, Inc., Neenah Foundry Company and
                  Certain of its Subsidiaries under Chapter 11 of the United
                  States Bankruptcy Code

Exhibit T3E-3*    Beneficial Owner Ballot For Accepting or Rejecting the
                  Prepackaged Joint Plan of Reorganization of ACP Holding
                  Company, NFC Castings, Inc., Neenah Foundry Company and
                  Certain of its Subsidiaries under Chapter 11 of the United
                  States Bankruptcy Code (Class 6 - Existing Subordinated Note
                  Claims)

Exhibit T3E-4*    Master Ballot For Accepting or Rejecting the Prepackaged Joint
                  Plan of Reorganization of ACP Holding Company, NFC Castings,
                  Inc., Neenah Foundry Company and Certain of its Subsidiaries under Chapter 11 of the United States Bankruptcy Code (Class 6
                  - Existing Subordinated Note Claims)

Exhibit T3E-5*    Ballot For Accepting or Rejecting the Prepackaged Joint Plan
                  of Reorganization of ACP Holding Company, NFC Castings, Inc.,
                  Neenah Foundry Company and Certain of its Subsidiaries under
                  Chapter 11 of the United States Bankruptcy Code (Class 4 - PIK
                  Note Claims)

Exhibit T3E-6*    Cover letter for Beneficial Owner Ballot For Accepting or
                  Rejecting the Prepackaged Joint Plan of Reorganization of ACP
                  Holding Company, NFC Castings, Inc., Neenah Foundry Company and Certain of its Subsidiaries under Chapter 11 of the United
                  States Bankruptcy Code (Class 6 - Existing Subordinated Note
                  Claims)

Exhibit T3E-7*    Cover letter for Ballot For Accepting or Rejecting the
                  Prepackaged Joint Plan of Reorganization of ACP Holding
                  Company, NFC Castings, Inc., Neenah Foundry Company and
                  Certain of its Subsidiaries under Chapter 11 of the United
                  States Bankruptcy Code (Class 4 - PIK Note Claims)

Exhibit T3F*      Cross-reference sheet

Exhibit 25.1* Form T-1 qualifying The Bank of New York as Trustee under the New Subordinated Notes Indenture to be qualified pursuant to this Form T-3

-----------------------------------
*        Filed previously.

**       Revised version filed herewith.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Company, Neenah Foundry Company, a corporation organized and existing under the laws of the State of Wisconsin, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the city of Neenah, and State of Wisconsin, on the 20th day of August, 2003.

                            NEENAH FOUNDRY COMPANY

                            By:    /s/  Gary W. LaChey
                                ------------------------------------------------
                                Name: Gary W. LaChey
                                Title: Vice President - Finance, Chief Financial
                                       Officer, Treasurer and Secretary

Attest: /s/  Nancy Bongert
        -------------------
        Nancy Bongert
        Notary State of Wisconsin
        Commission expires 5/8/05